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                                                                  Exhibit (a)(6)


             [Letterhead of Sheppard, Mullin, Richter & Hampton LLP]


Writer's Direct Line                                             Our File Number
(213) 617-4184                                                      2X5-83904
lbraun@sheppardmullin.com


                                  March 8, 2002


Lawrence Remmel, Esquire
Pryor Cashman Sherman & Flynn LLP
410 Park Avenue
New York, New York 10022


Dear Mr. Remmel:

                  In response to your letter of March 6, please be advised that we believe the statements contained in the Schedule 14D-9 are not false or misleading in any material respect. Taking the points in order:

YOUR STATEMENT: "The Form 14D-9 states, On November 6, 2001, Houlihan Lokey sent a confidentiality agreement to Balfour for execution. We are not aware of any efforts by Balfour to return the confidentiality agreement or attempt to negotiate its terms. This statement is false. Balfour received the confidentiality agreement and negotiated the confidentiality agreement. In this regard lawyers of this firm negotiated the agreement with your firm (Attys. Dorf and Kaye). The agreement was executed by Balfour on December 20, 2001. My letter telecopied to your colleague Gregory Miller, dated December 21, 2001, states "Balfour has executed the standstill agreement as negotiated between this firm and counsel for the special committee." Your e-mail to me dated December 21, 2001 explicitly acknowledges that a confidentiality agreement was executed and delivered by Balfour to Raytel."

RESPONSE: The reference to Balfour on November 6 relates to an inquiry by Rory Riggs of Balfour expressing interest in the process in his capacity as a shareholder of the Company. Riggs was advised that he would need to sign a confidentiality agreement to get more information about the process. At his request, a draft confidentiality agreement was sent. There was no response to


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Lawrence Remmel, Esquire
March 8, 2002
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that draft and it was not executed. At that time, neither Houlihan Lokey nor the
Special Committee knew that Balfour would announce on December 17, 2001, that it had joined in the proposal dated December 17, 2001 made to the Special Committee by RT acting in concert with Balfour. That proposal states:

         "Balfour LLC is acting in concert with RTA for the sole purpose of assisting RTA in evaluating, preparing, negotiating and financing the transaction proposed herein. As of the date hereof, Balfour has not agreed to be bound by a Confidentiality Agreement to which RTA is a party, and accordingly Balfour LLC has not been provided with "Evaluation Material" (as defined in such Confidentiality Agreement) regarding the Company. Upon the acceptance by the Company of this proposal and the entry by the Company into an exclusivity agreement with the Offer Group as provided herein, Balfour LLC would be prepared to negotiate an acceptable form of confidentiality agreement with the Company and thereafter to commence due diligence as contemplated above."

Balfour itself was never a bidder individually and acknowledged in participating in the RT bid that it was only prepared to sign a Confidentiality Agreement if the RTA bid was accepted.

Balfour was advised by counsel for the Special Committee subsequent to receipt of the December 17, 2001 proposal that if Balfour wanted to directly review confidential information being sent out by Houlihan Lokey it would need to sign a confidentiality agreement. Counsel for Balfour marked up a copy of the RT confidentiality agreement, and discussed the revisions with counsel for the Special Committee on December 19, 2001. Mr. Dorf, to whom you refer, is counsel for RT and not the Special Committee. Balfour signed the marked up form of agreement and it was sent to counsel for the Special Committee on December 20, 2001.

YOUR STATEMENT: "Houlihan Lokey and the Board knew that Balfour's involvement was subject to the Board's waiver of the Rights Agreement dated as of August 14, 1998 and certain Delaware Statutes, which waiver would enable Balfour to work with management without triggering these provisions. Through management, in early November, Balfour requested the required permission from the Board of Raytel. The Board granted this waiver on December 5, 2001. Since the granting of


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Lawrence Remmel, Esquire
March 8, 2002
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this waiver, Balfour has worked actively and continuously to attempt to be part of an active bidding process."

RESPONSE: The request for waiver of the rights agreement was negotiated with counsel for RT on the basis that they could "enter into agreements, arrangements or understandings with existing shareholders of the Company to secure equity or debt participants in Acquiror [RT] for the sole purpose of assisting Acquiror in evaluating, preparing, negotiating and financing a transaction." You note that Balfour worked actively and consistently to attempt to be a part of the active bidding process. The Special Committee received no notice between December 5, 2001 and December 17, 2001 that Balfour sought to deal directly with the Special Committee or to execute a confidentiality agreement. Until December 17, 2001, the Special Committee did not know whether or on what basis Balfour would join in the RT proposal.

YOUR STATEMENT: "The Form 14D-9 states, "In a telephone conversation on December 14, 2001, Rory Riggs, the principal of Balfour, advised Houlihan Lokey that Balfour was no longer interested in acquiring our company." This statement is false. The actions of the parties demonstrate that continuing efforts were being made at that time by Balfour with respect to the bid process. On Friday, December 14, 2001 attorneys of this firm participated in a joint conference call with Balfour and management to complete the offer letter submitted Monday, December 17, and the resulting 13D disclosure. During this week, subject to the specific waiver from the Board for Balfour to work with management, Balfour actively worked with management to finalize the terms of the initial management bid. In addition, on December 17 and December 19, 2001, attorneys of this firm negotiated with attorneys of your firm with respect to the standstill agreement. In addition my continuing correspondence and telephone calls with you made abundantly clear Balfour's desire to participate in a fair bidding process."

RESPONSE: Houlihan Lokey stands by the statement that it was advised on December 14, 2001 by Rory Riggs that he was not participating in the bidding process. On December 17, the Special Committee received the RT proposal in which Balfour joined. The fact that Balfour worked with management to finalize a bid did not involve the Special Committee. Balfour elected to participate in the RT bid expressly acknowledging that it separately had not signed a Confidentiality Agreement and would negotiate such an agreement only if the RT/Balfour bid was


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Lawrence Remmel, Esquire
March 8, 2002
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accepted. The Special Committee was not advised that Balfour intended to file a bid on its own.

YOUR STATEMENT: "The Form 14D-9 states, "On December 20, 2001, Houlihan Lokey provided to each bidder our updated budget for 2002." This statement is false. The management-Balfour bid letter instructed Houlihan Lokey to deal with Balfour. My letter telecopied to your colleague Gregory Miller, dated December
21, 2001, states, "Balfour has executed the standstill agreement . . ..
Nonetheless, Balfour has not received the information requested by Balfour, which you have delivered to other parties." My letter telecopied to you dated December 21, 2001, states that a request for updated bids had been received by Balfour, but that Balfour had not received information. Houlihan Lokey sent information to Balfour by Federal Express (voucher dated December 21, 2001, tracking number 814648168373), sending the package on December 21, 2001 (the Friday before the Christmas holiday) with no notification to Balfour. The package was actually received by Balfour on December 27, 2001, at 9:36 am."

RESPONSE: Late on December 20, 2001, counsel for Balfour forwarded a fax of the signed confidentiality agreement to counsel for the Special Committee. On the next day, supplemental material was Federal Expressed to Balfour by Houlihan Lokey. All of the information in the supplement package was known to Mr. Bader and the RT Group. By Balfour's own statement, it had joined this group "for the sole purpose of assisting RTA in evaluating, preparing, negotiating and financing a transaction." RT was formed by the Chief Executive Officer of Raytel and a former director. The group of which Balfour was a part had full access to information about the Company.

YOUR STATEMENT: "The Special Committee and Houlihan Lokey have delayed and obstructed the bidding process. Houlihan Lokey at one stage in December refused to give Balfour data, after acknowledging receipt of the confidentiality agreement. Balfour called Houlihan Lokey several times after receiving the information package on December 27, 2001, to review the bidding process and the information delivered. To this date, none of these calls has ever been returned."

RESPONSE: Houlihan Lokey sent the package to Balfour the day it received notice that Balfour had signed a Confidentiality Agreement. The information forwarded was already in the possession of RT, the group Balfour joined. On December 27,


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Lawrence Remmel, Esquire
March 8, 2002
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2001, the Special Committee was in the process of finalizing the exclusivity agreement with SHL which was signed on December 28, 2001. That agreement precluded further provision of information to other bidders during its term.

YOUR STATEMENT: "Despite the many communications with the special committee and its counsel indicating Balfour's desire to be part of the bidding process based on the new information received, Balfour was never allowed to participate, despite the fact the Board allowed SHL to lower its bid from $11.50 to $10.25, only $0.75 higher than Balfour's initial bid."

RESPONSE: The facts contradict your argument. On December 21, 2001, counsel for Balfour advised counsel for the Special Committee that "Balfour reaffirms its existing bid." The Special Committee believed that the bid referred to was the RT bid, with whom Balfour LLC was acting in concert, dated December 17, 2001. The range of that bid was $7.50 - $9.50. Balfour never made a bid on its own.

YOUR STATEMENT: "Balfour was the equity behind the management group's bid. Balfour's unequivocal belief is that Houlihan Lokey conducted a process in which there was no chance of Balfour to bid fairly for Raytel. Quite the contrary, as the evidence clearly shows, there was an active attempt to ensure that the Balfour group was not allowed to enter the process."

RESPONSE: The consent given to RT on December 6, 2001 with respect to entering into an agreement with existing shareholders was for the sole purpose of assisting RT to evaluate, prepare, negotiate and finance a transaction. The RT Group, of which Balfour elected to become a participant, was not only actively involved in the process but instigated the entire process by announcing their original proposal to arrange a management buyout of the Company. Your letter implies that Balfour sought separate rights to participate as a bidder even though Balfour in its own right never submitted a bid, expressed its intention not to submit a bid, and participated in management's bid. The bid in which Balfour participated and which Balfour reaffirmed on December 21, 2001, was not the high bid and was conditioned on (i) the Special Committee first agreeing to pay $300,000 of RT's expenses, (ii) exclusivity and (iii) a due diligence period until January 31, 2002. Only if the proposal was accepted would Balfour negotiate with respect to the execution of a confidentiality agreement. The bid


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Lawrence Remmel, Esquire
March 8, 2002
Page 6


submitted on December 17, 2001, acknowledged that Balfour had not been provided the Evaluation Material.

                  For these reasons, we do not believe that the disclosure in the 14D-9 is false or misleading in any material way. However, in order to respond to SEC comments, we propose to amend Item 4 of the Schedule 14D-9 on Monday, March 11, 2002. We will include in such amendment clarifications indicated by our responses above and will provide you with copies as filed.

                                            Very truly yours,


                                            /s/ Lawrence M. Braun
                                            ---------------------
                                            Lawrence M. Braun

                                 for SHEPPARD, MULLIN, RICHTER & HAMPTON LLP